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UNITED STA
SECURITIES AND EXCHAN
Washington, D.C

04003758

| OMB APPROVAL | |
|---|---|
| MB Number: | 3235-0123 |
| pires: October 31, 2004 | |
| timated average burden | |
| urs per response . . . 12.00 | |

RECEIVED MAR - 1 2004 WASH. D.C. 183

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| ~~8- 17620~~ |

8-65504

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Terwin Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Park Avenue, 40th Floor
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda S. Grimm 212-509-7800
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name – *if individual, state last, first, middle name*)

75 Eisenhower Parkway (Address) Roseland (City) NJ (State) 07068-1697 (Zip Code)

**CHECK ONE:**
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

DO 3/23

# OATH OR AFFIRMATION

I, Linda S. Grimm, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Terwin Capital, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01GO6821038
Qualified in Rockland County
Commission Expires March 20, 20 06

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Terwin Capital, LLC
## (A Limited Liability Company)

## Report on Financial Statements

## Year Ended December 31, 2003

**TERWIN CAPITAL, LLC**
**(A Limited Liability Company)**

Index

J.H. COHN LLP

## Report of Independent Public Accountants

To the Member
Terwin Capital, LLC

We have audited the accompanying statement of financial condition of Terwin Capital, LLC (A Limited Liability Company), as of December 31, 2003, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Terwin Capital, LLC as of December 31, 2003, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Cohn LLP

Roseland, New Jersey
February 6, 2004

**TERWIN CAPITAL, LLC**
**(A Limited Liability Company)**

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2003**

## ASSETS

| | |
|---|---|
| Cash | $ 102,067 |
| Due from broker | 957,517 |
| Restricted cash | 543,000 |
| Total | $1,602,584 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable and accrued expenses | $ 84,050 |
| Due to Terwin Advisors, LLC | 88,911 |
| Total liabilities | 172,961 |
| Commitment and contingency | |
| Member's equity | 1,429,623 |
| Total | $1,602,584 |

See Notes to Financial Statements.

**TERWIN CAPITAL, LLC**
**(A Limited Liability Company)**

## STATEMENT OF OPERATIONS
## YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| Revenue: | |
| Underwriting fees | $270,103 |
| Realized gains on sale of securities | 35,332 |
| Interest income | 50,831 |
| Total | 356,266 |
| Expenses: | |
| Occupancy | 49,009 |
| Other operating expenses | 243,306 |
| Total | 292,315 |
| Net income | $ 63,951 |

See Notes to Financial Statements.

**TERWIN CAPITAL, LLC**
**(A Limited Liability Company)**

## STATEMENT OF CHANGES IN MEMBER'S EQUITY
## YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| Balance, beginning of year | $1,365,672 |
| Net income | 63,951 |
| Balance, end of year | $1,429,623 |

See Notes to Financial Statements.

TERWIN CAPITAL, LLC
(A Limited Liability Company)

# STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| Operating activities: | |
| Net income | $ 63,951 |
| Adjustments to reconcile net income to net cash used in operating activities - changes in operating assets and liabilities: | |
| Due from broker | (957,517) |
| Accounts payable and accrued expenses | (141,977) |
| Due to Terwin Advisors, LLC | 88,911 |
| Net cash used in operating activities | (946,632) |
| Investing activities - restricted cash | (12,176) |
| Net decrease in cash | (958,808) |
| Cash, beginning of year | 1,060,875 |
| Cash, end of year | $ 102,067 |

See Notes to Financial Statements.

**TERWIN CAPITAL, LLC**
**(A Limited Liability Company)**

## NOTES TO FINANCIAL STATEMENTS

### Note 1 - Organization and summary of significant accounting policies:

**Organization:**

Terwin Capital, LLC (the "Company") is a wholly-owned subsidiary of Terwin Holdings, LLC (the "Parent") and is a New York limited liability company that was formed on May 6, 2002. Pursuant to its operating agreement, the Company will continue in perpetuity.

Through December 31, 2002, the Company was in the development stage. The Company commenced operations on February 3, 2003.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc.

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

**Revenue recognition:**

The Company derives underwriting fees from the distribution of securitizations of whole mortgage loans and the purchase and sale of other fixed income products. Such fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Realized gains and losses on the sales of marketable securities are recorded on a trade date basis.

**Use of estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Concentrations of credit risk:**

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and due from broker. The Company maintains cash deposits with a bank. The Company reduces its exposure to credit risk by maintaining such deposits with a major financial institution and monitoring its credit rating. At times, the Company has deposits which are in excess of the FDIC insured amounts.

TERWIN CAPITAL, LLC
(A Limited Liability Company)

## NOTES TO FINANCIAL STATEMENTS

**Note 1 - Organization and summary of significant accounting policies (concluded):**

**Income taxes:**

The accompanying financial statements do not contain a provision for Federal and state income taxes since the Company's income or loss is included in the Federal and state income tax returns of its member.

**Note 2 - Due from broker:**

Due from broker consists of the following:

| | |
|---|---|
| Clearing deposit - U.S. Treasury Bill, at market | $499,505 |
| Receivable from broker | 458,012 |
| Total | $957,517 |

**Note 3 - Restricted cash:**

The Company entered into an irrevocable letter of credit agreement in the amount of $527,250 with a financial institution to satisfy a condition of the lease agreement for occupancy. The letter of credit is collateralized by a cash deposit in the amount of $527,250 which is restricted. The letter of credit expired on December 30, 2003 and was automatically extended without amendment for an additional one-year period. The letter of credit provides for an additional one-year period extension with a final expiration date of December 30, 2005. The letter of credit also has reduction provisions which commence May 15, 2004 subject to terms of the occupancy agreement. Interest earned on the restricted cash was $12,176 for the year ended December 31, 2003.

**Note 4 - Related party transactions:**

During the year ended December 31, 2003, the Company received underwriting fees of approximately $270,000 from Terwin Advisors, LLC ("Advisors"), an entity under common control, for facilitating the distribution of securitizations of whole mortgage loans and the purchase and sale of other fixed income products.

The Company signed a Service and Expense Agreement (the "Agreement") with Advisors. Under the terms of the Agreement, Advisors provides administrative services to the Company. In return for these services, the Company will pay Advisors a service fee.

The Company incurred $219,000 for such general and administrative services for the year ended December 31, 2003.

In connection with the aforementioned transactions, the Company was indebted to Advisors in the amount of $88,911 at December 31, 2003.

In addition, Advisors reimbursed the Company for a portion of its office space. Such reimbursements were $266,400 for the year ended December 31, 2003.

## NOTES TO FINANCIAL STATEMENTS

**Note 5 - Net capital requirement:**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in its first year of operation, 15 to 1 thereafter. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital of $886,623, which was $786,623 in excess of its required minimum net capital of $100,000. The Company's net capital ratio was .20 to 1.

**Note 6 - Lease commitment:**

The Company is obligated under an operating lease agreement for rental of office space through October 2005. Future minimum annual rentals under this lease in years subsequent to December 31, 2003 are $333,000 in 2004 and $277,500 in 2005.

Rent expense, which is net of $266,400 of reimbursements received from Advisors, aggregated $49,009 for the year ended December 31, 2003.

**Note 7 - Contingency:**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

# TERWIN CAPITAL, LLC
(A Limited Liability Company)

## SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2003

| | |
|---|---|
| Net capital: | |
| Total member's equity | $1,429,623 |
| Deduct nonallowable assets and charges - restricted cash | 543,000 |
| Net capital | $ 886,623 |
| Aggregate indebtedness | $ 172,961 |
| Computation of basic net capital requirement: | |
| Minimum net capital required | $ 100,000 |
| Excess of net capital over minimum net capital | $ 786,623 |
| Excess net capital at 1,000% | $ 869,326 |
| Ratio of aggregate indebtedness to net capital | .20 |

No discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Report of Independent Public Accountants.

J.H. COHN LLP

## Report of Independent Public Accountants on Internal Control

To the Member
Terwin Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Terwin Capital, LLC (the "Company"), as of and for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

Roseland, New Jersey
February 6, 2004